Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
($ in thousands)	March 31,
	2007		2006

Net income	$21,448		$21,910
Income tax expense	13,828		13,716

Earnings before income taxes	35,276		35,626
Fixed charges:
Interest on debt, deposits and other borrowings	20,245		13,666
Interest on subordinated debt payable to preferred securities trust	2,317		2,289
One-third of all rentals	474		447

Total fixed charges	23,036		16,402

Earnings before income taxes and fixed charges	$58,312		$52,028
Ratio of earnings to fixed charges(1)	2.53	x	3.17	x

(1)	For purposes of computing these ratios, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of interest expense and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases.